Exhibit 99.1

Investor Contact:

Kelsey Turcotte

The Blueshirt Group

(917) 842-0334

Kelsey@blueshirtgroup.com

Kornit Digital Reports Third Quarter 2020 Results

Acceleration of Digital Textile Transformation Fuels Outperformance

•	Third quarter revenue of $57.4 million, net of non-cash warrants impact of $2.2 million
•	Third quarter GAAP operating profit of $2.7 million; Non-GAAP operating profit of $6.5 million, net of $2.2 million attributed to the non-cash impact of warrants
•	Revenue growth and overall business performance exceed previous expectations
•	Milestone in sustainable services profitability achieved a quarter ahead of plan
•	Strong operating leverage, inclusive of investments in innovation and scaling go-to-market
•	Excellent momentum with Custom Gateway introduction and integration

Rosh-Ha’Ayin, Israel – November 10, 2020 – Kornit Digital Ltd. (NASDAQ: KRNT), a company that develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries, today reported results for the third quarter ended September 30, 2020.

“We delivered a very strong third quarter, exceeding our expectations on revenue growth and profitability, as we continue to engage in exciting projects with leading global brands and fulfillers across geographies. Our industry is accelerating the transition to digital sustainable on-demand manufacturing and we have never been better positioned to meet the market opportunities ahead of us,” said Ronen Samuel, Kornit Digital’s CEO. “Looking forward, we see huge momentum in the business, and we are entering 2021 with a very strong pipeline.”

2019 GAAP and Non-GAAP figures in today’s press release are presented using a different valuation basis for the warrants impact compared to previous years as a result of the recently issued accounting standards update (ASU 2019-08).

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the third quarter of 2020 and 2019, respectively:

Third Quarter Warrants Impact

	Three Months Ended
	September 30,
	2020				2019
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$57.4	M	$2.2	M	$47.3	M	$2.4	M
Non-GAAP Gross Margin	48.1%		188	bps	47.7%		255	bps
Non-GAAP Operating Margin	11.3%		322	bps	13.0%		425	bps
Non-GAAP Net Margin	13.5%		314	bps	13.9%		420	bps
Non-GAAP Diluted Earnings Per Share	$0.18		$0.05		$0.16		$0.05

“We are very pleased with our business acceleration as third quarter revenue of $57.4 million, net of $2.2 million attributed to the non-cash impact of warrants, reflects an increase of 21.4 percent year-over-year. Customers and partners are ramping production not only to meet the upcoming holiday season but also the unprecedented and sustained demand in e-commerce,” said Guy Avidan, Kornit Digital’s Chief Financial Officer. “Given third quarter outperformance and the strength of our pipeline we are raising our previously provided second-half 2020 revenue outlook from low double-digit to 25 percent year-over-year growth.”

Third Quarter 2020 Results of Operations

•	Total revenue for the third quarter of 2020 was $57.4 million, net of $2.2 million attributed to the non-cash impact of warrants, compared to $47.3 million, net of $2.4 million attributed to the non-cash impact of warrants in the prior year period.
•	GAAP net income for the third quarter of 2020 was $3.9 million, or $0.09 per diluted share, compared to net income of $4.7 million, or $0.11 per diluted share, for the third quarter of 2019.
•	Non-GAAP net income for the third quarter of 2020 was $7.7 million, or $0.18 per diluted share, including $0.05 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $6.6 million, or $0.16 per diluted share, net of $0.05 per diluted share attributed to the non-cash impact of warrants, for the third quarter of 2019.

Fourth Quarter 2020 Guidance

The Company will discuss its expectations for the fourth quarter of 2020 live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

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Third Quarter Earnings Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The confirmation code is 13711406.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13711406. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, November 10, 2020, until 11:59 p.m. ET on Tuesday, November 24, 2020. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration of the global COVID-19 pandemic, which, if extending for further significant periods of time, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems, ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, the availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission on March 23, 2020. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19, and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$283,680	$40,743
Short-term bank deposit	51,808	95,000
Marketable securities	10,723	32,567
Trade receivables, net	49,685	40,510
Inventory	46,268	37,477
Other accounts receivable and prepaid expenses	8,495	6,985
Total current assets	450,659	253,282

LONG-TERM ASSETS:
Marketable securities	59,057	95,393
Deposits and prepaid expenses	406	356
Severance pay fund	297	301
Deferred taxes	7,067	7,781
Property,plant and equipment, net	25,844	17,489
Operating lease right-of-use assets	21,837	22,806
Intangible assets, net	11,474	2,494
Goodwill	13,629	5,564
Total long-term assets	139,611	152,184

Total assets	$590,270	$405,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$24,812	$23,449
Employees and payroll accruals	13,434	9,165
Deferred revenues and advances from customers	10,373	2,688
Operating lease liabilities	3,893	3,902
Other payables and accrued expenses	9,421	6,373
Total current liabilities	61,933	45,577

LONG-TERM LIABILITIES:
Accrued severance pay	1,112	1,035
Operating lease liabilities	18,271	19,231
Other long-term liabilities	1,368	1,320
Total long-term liabilities	20,751	21,586

SHAREHOLDERS’ EQUITY	507,586	338,303

Total liabilities and shareholders’ equity	$590,270	$405,466

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Revenues
Products	$103,536	$114,347	$49,290	$43,317
Services	17,504	16,869	8,102	3,976
Total revenues	121,040	131,216	57,392	47,293

Cost of revenues
Products	50,117	53,311	23,031	19,102
Services	20,066	19,863	7,330	5,972
Total cost of revenues	70,183	73,174	30,361	25,074

Gross profit	50,857	58,042	27,031	22,219

Operating expenses:
Research and development	22,213	16,386	8,689	5,610
Selling and marketing	25,375	24,322	8,587	7,849
General and administrative	18,957	13,044	7,093	4,688
Total operating expenses	66,545	53,752	24,369	18,147
Operating income (loss)	(15,688)	4,290	2,662	4,072
Financial income, net	4,427	1,127	1,630	582
Income (loss) before taxes on income	(11,261)	5,417	4,292	4,654

Taxes on income (Tax benefit)	(577)	6	350	(14)
Net income (loss)	(10,684)	5,411	3,942	4,668

Basic earnings (losses) per share	$(0.26)	$0.15	$0.09	$0.12

Weighted average number of shares used in computing basic earnings (losses) per share	41,059,090	37,208,558	41,536,835	40,471,832

Diluted earnings (losses) per share	$(0.26)	$0.14	$0.09	$0.11

Weighted average number of shares used in computing diluted earnings (losses) per share	41,059,090	38,584,788	42,692,989	42,159,655

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$70,183	$73,174	$30,361	$25,074
Cost of product recorded for share-based compensation (1)	(772)	(419)	(281)	(182)
Cost of service recorded for share-based compensation (1)	(568)	(374)	(208)	(144)
Intangible assets amortization on cost of product (3)	(75)	(75)	(25)	(25)
Excess cost of product on acquired inventory (a)	-	(2,790)	-	-
Acquisition related expenses (2)	-	(28)	-	-
COVID-19 one time impact (4)	(520)	-	(74)	-
Non-GAAP cost of revenues	$68,248	$69,488	$29,773	$24,723

GAAP gross profit	$50,857	$58,042	$27,031	$22,219
Gross profit adjustments	1,935	3,686	588	351
Non-GAAP gross profit	$52,792	$61,728	$27,619	$22,570

GAAP operating expenses	$66,545	$53,752	$24,369	$18,147
Share-based compensation (1)	(5,970)	(3,791)	(2,191)	(1,515)
Acquisition related expenses (2)	(648)	(57)	(648)	-
Intangible assets amortization (3)	(622)	(532)	(371)	(224)
COVID-19 one time impact (4)	69	-	-	-
Non-GAAP operating expenses	$59,374	$49,372	$21,159	$16,408

GAAP Financial income	$4,427	$1,127	$1,630	$582
Foreign exchange losses associated with ASC 842	28	780	110	242
Non-GAAP Financial income	$4,455	$1,907	$1,740	$824

GAAP Taxes on income (Tax benefit)	$(577)	$6	$350	$(14)
Tax effect on to the above non-GAAP adjustments	346	933	526	62
Taxes on income (Tax benefit) (b)	610	807	(405)	347
Non-GAAP Taxes on income (Tax benefit)	$379	$1,746	$471	$395

GAAP net income (loss)	$(10,684)	$5,411	$3,942	$4,668
Share-based compensation (1)	7,310	4,584	2,680	1,841
Acquisition related expenses (2)	648	85	648	-
Intangible assets amortization (3)	697	607	396	249
COVID-19 one time impact (4)	451	-	74	-
Excess cost of product on acquired inventory (a)	-	2,790	-	-
Foreign exchange losses associated with ASC 842	28	780	110	242
Tax effect on to the above non-GAAP adjustments	(346)	(933)	(526)	(62)
Deferred taxes on income (Tax benefit) (b)	(610)	(807)	405	(347)
Non-GAAP net income (loss)	$(2,506)	$12,517	$7,729	$6,591

GAAP diluted earnings (losses) per share	$(0.26)	$0.14	$0.09	$0.11

Non-GAAP diluted earnings (losses) per share	$(0.06)	$0.32	$0.18	$0.16

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (losses) per share	41,059,090	38,584,788	42,692,989	42,159,655

Shares used in computing Non-GAAP diluted net earnings (losses) per share	41,059,090	38,753,127	42,972,182	42,247,859

(1) Share-based compensation
Cost of product revenues	772	419	281	182
Cost of service revenues	568	374	208	144
Research and development	1,243	934	463	334
Selling and marketing	2,150	1,132	769	496
General and administrative	2,635	1,725	1,017	685
	7,368	4,584	2,738	1,841
(2) Acquisition related expenses
Cost of product revenues	-	28	-	-
Research and development	-	-	-	-
Selling and marketing	-	14	-	-
General and administrative	648	43	648	-
	648	85	648	-
(3) Intangible assets amortization
Cost of product revenues	75	75	25	25
Research and development	315	-	315	-
Selling and marketing	307	532	56	224
	697	607	396	249
(4) COVID-19 one time impact
Cost of product revenues	527	-	74	-
Cost of service revenues	(7)	-	-	-
Research and development	(57)	-	-	-
Selling and marketing	(1)	-	-	-
General and administrative	(11)	-	-	-
	451	-	74	-

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.
(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$(10,684)	$5,411	$3,942	$4,668
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,411	3,359	1,215	1,137
Fair value of warrants deducted from revenues	3,564	3,964	2,158	2,430
Share-based compensation	7,310	4,584	2,680	1,841
Amortization of discount on marketable securities	248	(119)	83	(35)
Realized gain on sale of marketable securities	(503)	(271)	(401)	-
Increase in trade receivables	(7,933)	(23,344)	(8,549)	(11,181)
Decrease (increase) in other receivables and prepaid expenses	(1,615)	405	(771)	(345)
Decrease (increase) in inventory	(9,529)	(1,107)	(4,324)	418
Decrease (increase) in operating leases right-of-use assets	(29)	52	(62)	18
Decrease (increase) in deferred taxes, net	(823)	(632)	561	14
Decrease in other long term assets	38	204	120	-
Increase (decrease) in trade payables	571	447	10,462	(3,335)
Increase in operating lease liabilities	29	780	111	242
Increase in employees and payroll accruals	4,318	1,184	3,983	1,967
Increase (decrease) in deferred revenues and advances from customers	7,663	(1,123)	7,770	651
Increase in other payables and accrued expenses	2,120	1,654	1,688	702
Increase in accrued severance pay, net	81	46	18	39
Increase (decrease) in other long term liabilities	48	(123)	191	87
Loss from sale and disposal of property and Equipment	75	1	-	1
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	(294)	684	(477)	673

Net cash provided by (used in) operating activities	(1,934)	(3,944)	20,398	(8)

Cash flows from investing activities:

Purchase of property and equipment	(10,758)	(4,065)	(2,247)	(2,101)
Acquisition of intangible assets and capitalization of software development costs	(121)	(799)	-	(149)
Proceeds from sale of property and equipment	4	3	-	3
Cash paid in connection with acquisition	(15,059)	(4,715)	(15,059)	-
Decrease (increase) in bank deposits	43,192	(89,000)	27,996	(12,000)
Proceeds from sale of marketable securities	58,532	31,445	37,730	1,000
Proceeds from maturity of marketable securities	20,006	1,500	2,561	1,000
Purchase of marketable securities	(18,542)	(44,599)	-	-

Net cash provided by (used in) investing activities	77,254	(110,230)	50,981	(12,247)

Cash flows from financing activities:

Proceeds from secondary offering, net	162,720	129,710	162,720	(669)
Exercise of employee stock options	4,942	5,400	2,138	3,131
Payments related to shares withheld for taxes	(82)	-	(18)	-
Payment of contingent consideration	-	(303)	-	-

Net cash provided by financing activities	167,580	134,807	164,840	2,462

Foreign currency translation adjustments on cash and cash equivalents	37	(95)	13	(87)
Increase (decrease) in cash and cash equivalents	242,937	20,538	236,232	(9,880)
Cash and cash equivalents at the beginning of the period	40,743	74,132	47,448	104,550
Cash and cash equivalents at the end of the period	283,680	94,670	283,680	94,670

Non-cash investing and financing activities:

Purchase of property and equipment on credit	382	359	382	359
Inventory transferred to be used as property and equipment	823	167	312	167
Property and equipment transferred to be used as inventory	51	-	-	-
Issuance expenses on credit	739	-	739	-
Acquisition costs on credit	204	-	204	-
Lease liabilities arising from obtaining right-of-use assets	2,769	1,333	849	531
Capitalization of software development costs	-	151	-	151

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